Exhibit 4.4

‘Business Agency Agreement’

NHN Games Co., Ltd. (hereinafter referred to as “A Party”) and WEBZEN Inc. (hereinafter referred to as “B Party”) have caused this Agreement to be executed in order to specify rights and obligations of both parties so that B Party may conduct businesses specified in Article 3 below (hereinafter referred to as “Agency Business”) on behalf of A Party.

Article 1 [Purpose of Agreement]

Purpose of this Agreement is to specify legal relations where B Party sincerely carries out the Agency Business requested by A Party to B Party and A Party pays B Party the cost of the business.

Article 2 [Definition of Terms]

1. Agency Business: Those businesses specified in Article 3 of this Agreement that B Party executes and support on behalf of A Party in accordance with this Agreement, in connection with “Strategy”, “Marketing”, promotion, etc. required for conducting of businesses by A Party in or outside Korea

2. Contract Amount: Amount specified in Article 6 of this Agreement

3. Contents: It refers to all of S/W, intellectual property right, etc. to be applied for business model and generate profit, which are owned by A Party or whose legal right A Party has obtained from the third party.

4. Publishing: An activity to operate business by distributing game S/W, etc. to the public

5. Strategy: It refers to all methods required to perform business activities

6. Marketing: Businesses such as planning activity, market survey, merchandising, etc. to transfer the business model to the users properly

7. Other terms not defined on this Agreement shall be interpreted in accordance with related laws and practices.

Article 3 [Contents of Agency Business]

1. Strategy

1) To develop business models using “Contents”

2) To review business feasibility of the business model specified by A Party (hereinafter referred to as “Business Model”)

3) To develop additional profit-making model related to “Business Model”

4) To consult any matters required to launch the Business Model

2. Marketing

1) To analyze domestic/abroad market environments concerning “Business Model”

2) To analyze inclinations of domestic/abroad users concerning “Business Model”

3) To progress partnership business concerning “Business Model”

4) To prepare activation plan for brands possessed by A Party

3. Public Relation／ Promotion

1) To select promotion media for the “Business Model”

2) To survey satisfaction level per promotion media for the “Business Model”

3) To progress promotion, etc. for the brands possessed by A Party

4. Other Support Businesses

1) To provide consulting in connection with interconnection and adjustment between overseas and domestic businesses

2) To provide consulting for direction of update and patch for the games if the ”Business Model” is provision of the game service

3) To manage sales revenue per “Business Model” and prepare/send related reports

4) To monitor agreement implementation situations for the publishing agency

5) To provide support in connection with violation of agreement by the publishing agency, etc.

Article 4 [Regular Staff of Agency Business]

The total number of staffs of B Party performing “Agency Business” under this Agreement shall be twenty five persons.

Article 5 [Term of Contract]

1. This Agreement shall be effective from the date of execution to Dec. 31, 2009 unless terminated pursuant to Article 11, and it shall be deemed to be automatically renewed for additional one year unless intention of termination has been expressed from either party in writing until thirty days before expiration of the agreement.

2. However, in the event that this Agreement has been extended pursuant to the previous clause, contract price may be increased due to increase of general expenses, of which scope shall be decided within 10% of the contract price by agreement of both parties.

Article 6 [Contract Price]

1. The cost for execution of the “Agency Business” to be paid by A Party to B Party under this Agreement (hereinafter referred to as “Contract Price”) shall be 93,750,000 won per month (excluding VAT).

2. For the monthly “Contract Price” specified in the previous clause, when B Party requests A Party its payment by sending tax invoice until the 10th business day of the next month, A Party shall pay the amount until the end of the month requested.

Article 7 [Obligation to report Executions]

1. A Party may check and confirm progress status of “Agency Business” performed by B Party when necessary, and B Party shall report to A Party progress status of “Agency Business” in writing upon request of A Party.

2. When there is separate instruction of A Party concerning the report specified in the previous clause, B Party shall actively reflect the instruction of A Party in connection with performance of the “Agency Business”.

Article 8 [Completion Report]

1. When A Party requests B Party to perform specific business in connection with ”Agency Business〃 specified in Article 3 of this Agreement by designating due date, B Party shall report completion of the business until the due date. However, it is determined that requested due date of A Party is not reasonable to complete the works, B Party may request A Party to extend the due date and when B Party requests extension of the due date, both parties shall determine proper due date through additional agreement.

2. If A Party requests supplement for the completion report of B Party specified in the previous clause, B Party shall supplement it and conduct completion report again.

Article 9 [Belonging, etc. of Intellectual Property Right and Development Output]

1. All sorts of rights including titles of Outputs and results of this “Agency Business”, related intellectual property rights, etc. shall be possessed by A Party.

Article 10 [Confidentiality]

1. A Party and B Party shall keep all sorts of information of the other party such as market, management, sales, technology, product or other information (hereinafter referred to as “Confidential Information”) acquired or known in connection with “Agency Business” in secret and shall not disclose, leak or provide them to the third party without prior written consent of the other party nor use them for purpose other than this Agreement.

2. Obligations of this Article shall not be applied to the following information:

(1) Information of the other party provided to the third party by A Party or B Party for the “Agency Business” (In this case, either party providing information to the third party shall request the third party obligation of confidentiality in writing if there is request of the other party.).

(2) Information already disclosed at the time of providing such information to the “Recipient”

(3) Information already possessed by the “Recipient” at the time of providing such information to the “Recipient”

(4) Information acquired by the “Recipient” through its research and development

(5) Information received by the “Recipient” from the third party. However, such information shall be limited to information that is not acquired by the third party from A Party or B Party based on confidentiality.

(6) Information generated by applicable laws or judgments of the courts. However, A Party or B Party shall receive reasonable notice of the laws or judgments and the other party shall be provided with opportunity to strive to prevent or restrict generation of the information at its own expenses.

3. The obligation to keep confidentiality specified in the previous clause shall be effective not only during the term of this Agreement but for three years after expiration of this Agreement. If either party violates the said obligation and makes damage on the other party, the defaulting party shall be responsible for indemnity of all sorts of damage on the other party.

4. In the event of termination or expiration of this Agreement, both parties shall immediately return to the other party originals and copies of all sorts of documents and other materials provided from the other party.

Article 11 [Termination or Cancellation of Agreement]

1. If there is any non-fulfillment or delay of obligation by the other party, A Party and B Party may notify the other party of corrective action by specifying due date within ten days and terminate or cancel this Agreement immediately if there is no proper corrective action within the said period.

2. A Party or B Party may terminate this Agreement promptly if there are any of the followings for the other party:

1) When issued note or check has been dishonored or either party has experienced attachment for unpaid tax;

2) When it has encountered attachment, provisional attachment, provisional disposition or other enforced execution by the third party;

3) When it has encountered or applied itself bankruptcy, composition or corporate reorganization;

4) When it is recognized that it is difficult for either party to continue this Agreement due to suspension or cancellation of business by the relevant authority.

3. In spite of Clause 1 or 2 of this article, A Party may terminate this Agreement by fifteen day prior written notice if it decides that it is difficult to continue this Agreement due to change in the government’s policy, amendment of related laws or other causes. In this case, B Party may request A Party to pay only cost of the “Agency Business” accrued until the time of termination of the agreement and the output developed by B Party until the termination shall belong to A Party.

Article 12 [Indemnity]

1. In the event that any damage has occurred on the other party or its director, employee, shareholder or user due to breach of promise, obligation, representation, warranty, etc. under this Agreement by either party, the defaulting party shall indemnify for it. However, any damage on the other party’s director, employee, shareholder or etc. has occurred indirectly due to damage on the other party, only the damage on the other party shall be indemnified.

2. In the event that either party (”Indemnifying Party”) has breached promise, obligation, representation, warranty, etc. under this Agreement and any claim or lawsuit has been instituted against the other party (”Indemnified Party”) from the third party, the “Indemnifying Party” shall bear reconciliation cost with the third party or the total costs of lawsuit (including attorney’s fee) and damages by final judgment of the court in connection with the said claim or lawsuit of the third party and keep the “Indemnified Party” harmless from any damage or loss from the claim or lawsuit above. When the “Indemnified Party” has recognized the commencement of such claim or lawsuit, etc. of the third party, it shall notify the “Indemnifying Party” of it in writing as soon as possible (within five days from the date of recognition) and grant right of negotiation, reconciliation, defense of lawsuit, etc. against the said claim, lawsuit, etc. to the “Indemnifying Party” if the “Indemnifying Party” has notified of selecting it in writing within ten days after receiving the notice. If the “Indemnified Party” conducts the said lawsuit defense, etc., it shall not make reconciliation or agreement with the third party without consent of the “Indemnifying Party”, provided that such consent of the “Indemnifying Party” shall not be withheld without reasonable cause. Even if the “Indemnified Party” has delayed the said written notice, responsibility of the ““Indemnifying Party” under this Article shall not be released, provided that if any additional expenses have occurred in connection with lawsuit defense or resolution of such claim, lawsuit, etc. due to such delay, the additional expenses shall be borne by the “Indemnified Party”.

3. If there is any claim, lawsuit, etc. from the third party against infringement of intellectual property rights such as patent, copyright, etc. or other rights in connection with the “Contents”, A Party shall be responsible for it.

4. If there is any claim, lawsuit, etc. from the third party against infringement of intellectual property rights such as patent, copyright, etc. or other rights against the results of the “Agency Business”, B Party shall be responsible for it.

Article 13 [Force Majeure]

1. Either A or B Party shall not be responsible for nonperformance or delay of obligations under this Agreement against the other party due to the causes that cannot be properly controlled by itself, including war, riot, civil war, natural disaster, establishment/amendment of laws or government’s actions.

2. In the event of force majeure specified in the previous clause, the relevant Party shall immediately notify the other party of the fact and take all available actions so that the agreement can be implemented as soon as possible and carry out the obligations not performed or delayed immediately after the said force majeure has been released.

3. If delay of implementation of the agreement due to force majeure has continued or is expected to continue for fifteen days, A Party or B Party may terminate this Agreement by written notice to the other party.

Article 14 [Prohibition of Assignment]

Either A or B Party shall not assign, subcontract, nor provide as collateral any part or all of rights and obligations under this Agreement to the third party without written consent of the other party.

Article 15 [Resolution and Jurisdiction]

1. If there is any matter not specified in this Agreement or any difference with regard to construction of the agreement between both parties, in principle, it shall be resolved by mutual discussion in accordance with general commercial practice.

2. In the event that any dispute has occurred concerning this Agreement and has proceeded with a lawsuit, the Seoul Central District Court shall have jurisdiction over it.

In Witness Whereof, both parties hereto have prepared and signed two original copies of this Agreement to be executed, of which each one copy shall be kept by each party, respectively.

June 08, 2009

A Party:	6th Fl., I-Park Bundang 102 Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do
NHN Games Co., Ltd.
Kim, Byeong-gwan/ Representative Director

B Party :	9th Fl. of Daelim Acrotel, 467-6, Dogok-dong, Kangnam-gu, Seoul
WEBZEN Inc.
Kim, Chang-geun/ Representative Director (Seal)

Exhibit  Estimates

1.	Details of Agency Costs (Unit: Won, person)

Fee per person / month		3,750,000
Type	Number of Persons / month	Amount / month	Business report	Remarks\
Strategy	6	22,500,000	From time to time
Marketing	7	26,250,000	Each month / from time to time
Public Relation / promotion	6	22,500,000	Each month
Other support	6	22,500,000	Each month / from time to time
Subtotal	25	3,750,000		Excluding VAT
VAT		9,375,000		10%
Monthly total amount		103,125,000		Monthly amount
June-December, 2009		721,875,000		June-December
●	Monthly service fee per person may be adjusted within the standard provided for in clause 2 of article 5 of this Agreement by mutual consultation upon annual extension of the agreement.

2.	Job experiences of dispatched personnel (Unit: Person)

Type	Number of persons	Remarks
5 years or more	10	* Job experiences to total job experiences are calculated.
3 – 5 years	6
1 – 3 years	7
Less than 1 year	2
Subtotal	25